# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MACERICH CO, CIK 0000912242
CUSIP: 554382101
Title of class of securities: Common Stock, $0.01 Par Value
Address of issuer's principal executive offices: 401 WILSHIRE BLVD, Suite 700, Santa Monica, California (CA), 90401
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-26-000035
Filed by CIK 0001427008

## Reporting persons
- Smead Capital Management, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Arizona (AZ); sole voting power 12,155,332.57; shared voting power 0; sole dispositive power 12,155,332.57; shared dispositive power 0; aggregate amount beneficially owned 12,155,332.57 (4.74% of the class)
- William W. Smead: type of reporting person: individual (IN); citizenship or place of organization: Arizona (AZ); sole voting power 12,155,332.57; shared voting power 0; sole dispositive power 12,155,332.57; shared dispositive power 0; aggregate amount beneficially owned 12,155,332.57 (4.74% of the class)
- Cole W. Smead: type of reporting person: individual (IN); citizenship or place of organization: Arizona (AZ); sole voting power 12,155,332.57; shared voting power 0; sole dispositive power 12,155,332.57; shared dispositive power 0; aggregate amount beneficially owned 12,155,332.57 (4.74% of the class)

## Item 1. Issuer
Name of issuer: MACERICH CO
Address of issuer's principal executive offices: 410 Wilshire Blvd Suite 700, Santa Monica, CA 90401

## Item 2. Person Filing
Name of person filing:
Smead Capital Management, Inc.
William W. Smead
Cole W. Smead
Address of principal business office or, if none, residence: 2502 E Camelback Road, Suite 210, Phoenix, AZ 85016
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 12,155,332.57
Percent of class: 4.74%
Sole power to vote or to direct the vote: 12,155,332.57
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 12,155,332.57
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k) The undersigned acknowledge and agree that the foregoing statement on SCHEDULE 13G/A, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on SCHEDULE 13G/A, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: April 22, 2026

Smead Capital Management, Inc.
/s/ Brian Briggs Brian Briggs / Chief Compliance Officer

William W. Smead
/s/ William W. Smead / Chief Investment Officer

Cole W. Smead

/s/ Cole W. Smead / President & Chief Executive Officer

## Signatures
- Smead Capital Management, Inc.: Brian Briggs, Brian Briggs / Chief Compliance Officer (04/22/2026)
- William W. Smead: William W. Smead, William W. Smead / Chief Investment Officer (04/22/2026)
- Cole W. Smead: Cole W. Smead, Cole W. Smead / President & Chief Executive Officer (04/22/2026)